United States securities and exchange commission logo





                             April 22, 2022

       Steven Huffman
       Chief Executive Officer
       Reddit, Inc.
       1455 Market Street, Suite 1600
       San Francisco, California 94103

                                                        Re: Reddit, Inc.
                                                            Amendment No. 3 to
Draft Registration Statement on Form S-1
                                                            Submitted April 7,
2022
                                                            CIK No. 0001713445

       Dear Mr. Huffman:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 3 to Draft Registration Statement on Form S-1

       The Offering
       Directed share program, page 19

   1. Your disclosure of the directed share program indicates that 8% of the offered shares are being reserved for
certain classes of eligible users and moderators, and friends and family members of certain
employees and directors. Please supplementally tell us the mechanics of how the directed
share program will be implemented. For example, explain how you will determine which
categories of persons will receive phased tier priority and how you or the underwriter will
determine the allocations. Explain how and when you or the
                                                        underwriters will
contact the potential participants, including the types of communications to be used.
Additionally, explain how certain Reddit users and moderators will be
 Steven Huffman
Reddit, Inc.
April 22, 2022
Page 2
       identified given that they may use the platform anonymously, and describe any related challenges and risks associated with you or the underwriter facilitating sales to such users and moderators.
Sales to Retail Investors, page 215

2. We note your disclosure on page 215 that a portion of shares will be offered to retail investors through online brokerage platforms and other allocations made by the underwriters. To the extent known, revise to discuss the structure, mechanics, and intent of offering shares in this manner, along with the anticipated portion of shares that will be offered to retail investors through online brokerage platforms and underwriter allocations outside of the directed share program.
        You may contact Claire DeLabar, Senior Staff Accountant, at (202) 551-3349 or Robert
Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Mitchell Austin, Staff
Attorney, at (202) 551-3574 or Joshua Shainess, Legal Branch Chief, at (202) 551-7951 with any other questions.



                                                             Sincerely,
FirstName LastNameSteven Huffman
                                                             Division of
Corporation Finance
Comapany NameReddit, Inc.
                                                             Office of
Technology
April 22, 2022 Page 2
cc:       Sarah Axtell, Esq.
FirstName LastName